Exhibit 12.1

TOTAL SYSTEM SERVICES, INC.

Ratio of Earnings to Fixed Charges

	Years ended December 31,
(in thousands)	2015	2014	2013	2012	2011
Fixed Charges:
Interest expense	$40,701	40,975	32,449	2,948	3,198
Interest factor in rental expense	6,243	5,115	4,780	4,731	5,233

Total Fixed Charges	$46,944	46,090	37,229	7.679	8,431

Earnings
Income before income taxes	$496,888	392,928	352,476	352,873	315,111
Add: Total Fixed Charges	46,944	46,090	37,229	7,679	8,431

Total Earnings	$543,832	439,018	389,705	360,552	323,542

Ratio of earnings to fixed charges	11.6x	9.5x	10.5x	47.0x	38.4x